Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 24, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Tortoise MLP & Pipeline Fund (S000031970)
Tortoise North American Energy Independence Fund (S000039923)
Tortoise Select Opportunity Fund (S000042204)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on February 14, 2017, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 270 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding T Class shares to the Tortoise MLP & Pipeline Fund (the “MLP & Pipeline Fund”) and the Tortoise Select Opportunity Fund (the “Select Opportunity Fund”) and to add an appendix to the Prospectus disclosing intermediary specific sales charge waivers and discounts.  PEA No. 270 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on January 27, 2017, and is scheduled to become effective on March 28, 2017.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

General Comments

1.	Please update the T Class ticker symbols, once available, on the SEC EDGAR system.

The Trust confirms that the T Class ticker symbols for the MLP & Pipeline Fund and Select Opportunity Fund, once available, will be updated on the SEC’s EDGAR system.

2.	Please provide a copy of each Fund’s fees and expenses table and expense example prior to the effective date of the Prospectus.

The Trust responds by providing the completed fees and expenses table and expense examples below:

MLP & Pipeline Fund

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class	C Class	T Class
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.75%	None	None	2.50%
Maximum Deferred Sales Charge (Load) (as a percentage of initial investment or the value of the investment at redemption, whichever is lower)	None(1)	None	1.00%(2)	None
Redemption Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class	C Class	T Class
Management Fees	0.85%	0.85%	0.85%	0.85%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%	1.00%	0.25%
Other Expenses	0.12%	0.12%	0.12%	0.12%
Total Annual Fund Operating Expenses	1.22%	0.97%	1.97%	1.22%

(1)
No sales charge is payable at the time of purchase on investments of $1 million or more, although the Fund may impose a Contingent Deferred Sales Charge (“CDSC”) of 1.00% on certain redemptions.  If imposed, the CDSC applies to redemptions made within 12 months of purchase and will be assessed on an amount equal to the lesser of the initial value of the shares redeemed and the value of shares redeemed at the time of redemption.

(2)
The CDSC applies to redemptions made within 12 months of purchase and will be assessed on an amount equal to the lesser of the initial investment of the shares redeemed and the value of the shares redeemed at the time of redemption.

Example
This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class	$692	$940	$1,207	$1,967
Institutional Class	$99	$309	$536	$1,190
C Class	$300	$618	$1,062	$2,296
T Class	$371	$628	$904	$1,690

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years	Five Years	Ten Years
C Class	$200	$618	$1,062	$2,296

Tortoise North American Energy Independence Fund (the “Energy Independence Fund”)

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class	C Class
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the initial investment or the value of the investment at redemption, whichever is lower)	None(1)	None	1.00%(2)
Redemption Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class	C Class
Management Fees	0.85%	0.85%	0.85%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%	1.00%
Other Expenses	5.43%	5.43%	5.43%
Total Annual Fund Operating Expenses	6.53%	6.28%	7.28%
Less: Expense Reimbursement(3)	(5.18)%	(5.18)%	(5.18)%
Total Annual Fund Operating Expenses After Expense Reimbursement(3)	1.35%	1.10%	2.10%

(1)
No sales charge is payable at the time of purchase on investments of $1 million or more, although the Fund may impose a Contingent Deferred Sales Charge (“CDSC”) of 1.00% on certain redemptions.  If imposed, the CDSC applies to redemptions made within 12 months of purchase and will be assessed on an amount equal to the lesser of the initial value of the shares redeemed and the value of the shares redeemed at the time of redemption.

(2)
The CDSC applies to redemptions made within 12 months of purchase and will be assessed on an amount equal to the lesser of the initial value of the shares redeemed and the value of the shares redeemed at the time of redemption.

(3)
Tortoise Capital Advisors, L.L.C. (the “Adviser”) has contractually agreed to reimburse the Fund for its operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, brokerage commissions, leverage/borrowing interest, interest expense, taxes and extraordinary expenses) do not exceed 1.10% of the average daily net assets of the Fund. Expenses reimbursed by the Adviser may be recouped by the Adviser for a period of three fiscal years following the fiscal year during which such reimbursement was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the expense reimbursement occurred and at the time of the recoupment. The Operating Expenses Limitation Agreement will be in effect and cannot be terminated through at least March 31, 2018.

This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation for one year).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class	$705	$1,961	$3,179	$6,065
Institutional Class	$112	$1,400	$2,656	$5,657
C Class	$313	$1,677	$3,076	$6,302

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years	Five Years	Ten Years
C Class	$213	$1,677	$3,076	$6,302

Select Opportunity Fund

Shareholder Fees (fees paid directly from your investment)	Investor Class	Institutional Class	C Class	T Class
Maximum Front-End Sales Charge (Load) Imposed on Purchases (as a percentage of the offering price)	5.75%	None	None	2.50%
Maximum Deferred Sales Charge (Load) (as a percentage of the initial investment or the value of the investment at redemption, whichever is lower)	None(1)	None	1.00%(2)	None
Redemption Fee	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class	C Class	T Class
Management Fees	0.85%	0.85%	0.85%	0.85%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.00%	1.00%	0.25%
Other Expenses	0.85%	0.85%	0.85%	0.85%
Total Annual Fund Operating Expenses	1.95%	1.70%	2.70%	1.95%
Less: Expense Reimbursement(3)	(0.60)%	(0.60)%	(0.60)%	(0.60)%
Total Annual Fund Operating Expenses After Expense Reimbursement (3)	1.35%	1.10%	2.10%	1.35%

(1)
No sales charge is payable at the time of purchase on investments of $1 million or more, although the Fund may impose a Contingent Deferred Sales Charge (“CDSC”) of 1.00% on certain redemptions.  If imposed, the CDSC applies to redemptions made within 12 months of purchase and will be assessed on an amount equal to the lesser of the initial value of the shares redeemed and the value of shares redeemed at the time of redemption.

(2)
The CDSC applies to redemptions made within 12 months of purchase and will be assessed on an amount equal to the lesser of the initial value of the shares redeemed and the value of shares redeemed at the time of redemption.

(3)
Tortoise Capital Advisors, L.L.C. (the “Adviser”) has contractually agreed to reimburse the Fund for its operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, brokerage commissions, leverage/borrowing interest, interest expense, taxes and extraordinary expenses) do not exceed 1.10% of the average daily net assets of the Fund. Expenses reimbursed by the Adviser may be recouped by the Adviser for a period of three fiscal years following the fiscal year during which such reimbursement was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the expense reimbursement occurred and at the time of the recoupment. The Operating Expenses Limitation Agreement will be in effect and cannot be terminated through at least March 31, 2018.

Example
This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation for one year).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years	Five Years	Ten Years
Investor Class	$705	$1,097	$1,514	$2,673
Institutional Class	$112	$477	$867	$1,959
C Class	$313	$782	$1,377	$2,988
T Class	$384	$790	$1,222	$2,421

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years	Five Years	Ten Years
C Class	$213	$782	$1,377	$2,988

MLP & Pipeline Fund – Principal Investment Strategies

3.
The first paragraph under “Principal Investment Strategies” on page 2 of the Prospectus concludes “Energy infrastructure companies include investment companies that invest primarily in MLP or pipeline companies.” Please advise whether that sentence should be revised to state that “MLP & pipeline companies include investment companies that invest primarily in MLP or pipeline companies.”

The Trust responds by replacing the noted disclosure with the following: “~~Energy infrastructure companies include investment companies that invest primarily in MLP or pipeline companies.~~ For purposes of this strategy, MLP and pipeline companies include investment companies that invest primarily in MLP and/or pipeline companies.

4.
Given that the MLP & Pipeline Fund’s principal investment strategy includes disclosure that the Fund may invest in other investment companies, should there be a line for acquired fund fees and expenses (“AFFE”) in the fees and expenses table?

The Trust responds supplementally that it does not anticipate that AFFE for the MLP & Pipeline Fund will exceed 0.01% and that it will add a line to the fees and expenses table if or when AFFE will exceed 0.01%.

5.
Please add disclosure explaining why the MLP & Pipeline Fund would invest in MLP I-Shares versus direct investment in MLPs. Note that this added disclosure could be included in the MLP & Pipeline Fund’s Item 9 principal investment strategy disclosure.

The Trust responds by declining to add additional disclosure regarding investments in MLP I-Shares.  The MLP & Pipeline Fund is prohibited from investing more than 25% of its total assets in the securities of MLPs. Investments in MLP I-Shares are part of the MLP & Pipeline Fund’s investable universe.   The Adviser to the MLP & Pipeline Fund evaluates potential investments in MLP I-Shares consistent with how it evaluates any other investment opportunity within the Fund’s investable universe.

6.
The second sentence of the seventh paragraph under “Principal Investment Strategies” on page 2 of the Prospectus states “The Fund may also write call options on securities, but will only do so on securities it holds in its portfolio (i.e., covered calls).” Please advise whether covered call options, and derivatives in general, would be counted towards satisfying the MLP & Pipeline Fund’s policy of investing at least 80% of its net assets plus the amount of any borrowings for investment purposes in securities of master limited partnerships and pipeline companies. To the extent derivatives are counted towards the 80% policy, please advise how they will be valued.

The Trust responds supplementally that covered call options will not be counted towards satisfying the 80% policy.

7.
The first sentence of the seventh paragraph under “Principal Investment Strategies” on page 2 of the Prospectus states “In addition, the Fund may invest in preferred equity, convertible securities, rights, warrants and depositary receipts of companies that are organized as corporations and energy infrastructure real estate investment trusts (“REITs”).”  Please add appropriate risk disclosure required by Item 4 of Form N-1A if investments in the noted securities form part of the principal investment strategies for the MLP & Pipeline Fund.

The Trust responds by revising the noted disclosure as follows: “In addition, the Fund may invest in preferred equity and convertible securities~~, rights, warrants and depositary receipts of companies that are organized as corporations and energy infrastructure real estate investment trusts (“REITs”)~~.

The Trust will also add the following risk disclosure under “Principal Investment Risks” starting on page 3 of the Prospectus and under “Principal Risks of Investing in the Funds on page 28 of the Prospectus:

“Convertible Securities Risk.  Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are therefore subject to both debt security risks and equity risk.  Convertible securities are subject to equity risk especially when their conversion value is greater than the interest and principal value of the bond.  The prices of equity securities may rise or fall because of economic or political changes and may decline over short or extended periods of time.

Preferred Stock Risk.  A preferred stock is a blend of the characteristics of a bond and common stock.  It may offer a higher yield than common stock and has priority over common stock in equity ownership, but it does not have the seniority of a bond and, unlike common stock, its participation in the issuer’s growth may be limited.  Although the dividend on a preferred stock may be set at a fixed annual rate, in some circumstances it may be changed or passed by the issuer.  Preferred stock generally does not confer voting rights.”

8.	Please disclose if the MLP & Pipeline Fund’s investments in debt securities have any duration or maturity parameters, and if so, please disclose those parameters.

The Trust responds supplementally that the MLP & Pipeline Fund will not have any duration or maturity restrictions with respect to its investments in debt securities.  As a result, the following sentence will be added to the MLP & Pipeline Fund’s principal investment strategies: “The Fund will not have any duration or weighted average maturity restrictions.”

9.
The second paragraph on page 3 of the Prospectus states “The Adviser seeks to invest the Fund in securities that offer a combination of yield, growth and quality, intended to result in superior long-term total returns.” Please disclose against what measure the Adviser seeks to achieve superior long-term total returns.

The Trust responds by revising the noted disclosure as follows: “The Adviser seeks to invest the Fund in securities that offer a combination of yield, growth and quality, intended to result in ~~superior~~  attractive long-term total returns.”

10.
Page 3 of the prospectus includes disclosure relating to the MLP & Pipeline Fund’s “Borrowing Policy.” If the MLP & Pipeline Fund intends to borrow for investment purposes as a principal investment strategy, please add a “leverage risk” to the prospectus. If borrowing for investment purposes will not be a principal investment strategy, please delete or relocate the disclosure under “Borrowing Policy.”

The Trust responds by deleting the “Borrowing Policy” disclosure on page 3 of the prospectus.

11.
The “Principal Investment Risks” disclosure for the MLP & Pipeline Fund includes a “Non-Diversified Fund Risk.” Please add disclosure to the MLP & Pipeline Fund’s principal investment strategy disclosing that the Fund is non-diversified.

The Trust responds by revising the second paragraph under “Principal Investment Strategies” on page 2 of the prospectus as follows: “The Fund intends to focus its investments primarily in equity securities of MLPs and pipeline companies that own and operate a network of energy infrastructure asset systems that transport, store, distribute, gather and/or process crude oil, refined petroleum products (including biodiesel and ethanol), natural gas or natural gas liquids. The Fund is non-diversified.”

12.	As required by Item 5(b) of Form N-1A, please provide a title for each member of the Investment Committee.

The Trust responds by revising the second paragraph under “Investment Adviser and Investment Committee” as follows: “The Investment Committee members include H. Kevin Birzer, Zachary A. Hamel, Kenneth P. Malvey, Terry C. Matlack, Brian A. Kessens, James R. Mick, Matthew G.P. Sallee, and Robert J. Thummel, Jr.   Mr. Birzer is the Chief Executive Officer and a Managing Director of the Adviser, and each of Messrs. Hamel, Malvey, Matlack, Kessens, Mick, Sallee and Thummel is a Managing Director of the Adviser. Messrs. Birzer, Hamel, Malvey, and Matlack have each been members of the Investment Committee since 2002, and have managed the Fund since its inception in May 2011. Messrs. Kessens, Mick, Sallee, and Thummel have each been members of the Investment Committee since June 30, 2015, and have been involved with managing the Fund since July 2013.

Tortoise North American Energy Independence Fund (the “Energy Independence Fund”)

13.
The recoupment provision for the Energy Independence Fund’s expense limitation agreement applies for three years following the fiscal year in which expenses were reimbursed.  To the extent that the Fund permits recoupment of reimbursed expenses beyond three years from the date of reimbursement, please confirm that the Energy Independence Fund has conducted a FASB 5 analysis and concluded that recoupment is not probable and confirm that the Fund has provided Ernst & Young LLP with the FASB 5 analysis.

The Trust responds that starting with the fiscal year for the Energy Independence Fund that begins on December 1, 2017, the Adviser will only be permitted to recoup for a period of thirty-six months from the date on which expenses were reimbursed.  Subsequent to December 1, 2017, the footnote relating to the expense limitation agreement will revised as follows:

“Tortoise Capital Advisors, L.L.C. (the “Adviser”) has contractually agreed to reimburse the Fund for its operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, brokerage commissions, leverage/borrowing interest, interest expense, taxes and extraordinary expenses) do not exceed 1.10% of the average daily net assets of the Fund. Expenses reimbursed by the Adviser may be recouped by the Adviser for a period of ~~three fiscal years~~ thirty-six months following the date on which such reimbursement was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the expense reimbursement occurred and at the time of the recoupment. The Operating Expenses Limitation Agreement will be in effect and cannot be terminated through at least March 31, 2018.”

14.
Given that the Energy Independence Fund’s principal investment strategy includes disclosure that the Fund may invest in other investment companies, should there be a line for acquired fund fees and expenses (“AFFE”) in the fees and expenses table.

The Trust responds supplementally that it does not anticipate that AFFE for the Energy Independence Fund will exceed 0.01% and that it will add a line to the fees and expenses table if or when AFFE will exceed 0.01%.

15.
Please add disclosure explaining why the Energy Independence Fund would invest in MLP I-Shares versus direct investment in MLPs. Note that this added disclosure could be included in the Energy Independence Fund’s Item 9 principal investment strategy disclosure.

The Trust responds by declining to add additional disclosure regarding investments in MLP I-Shares.  The Energy Independence Fund is prohibited from investing more than 25% of its total assets in the securities of MLPs. Investments in MLP I-Shares are part of the Energy Independence Fund’s investable universe. The Adviser to the Energy Independence Fund will evaluate potential investments in MLP I-Shares consistent with how it evaluates any other investment opportunity within the Fund’s investable universe.

16.
The second sentence of the seventh paragraph under “Principal Investment Strategies” on page 9 of the Prospectus states “The Fund may also write call options on securities, but will only do so on securities it holds in its portfolio (i.e., covered calls).” Please advise whether covered call options, and derivatives in general, would be counted towards satisfying the Energy Independence Fund’s policy of investing at least 80% of its net assets plus the amount of any borrowings for investment purposes in securities of master limited partnerships and pipeline companies. To the extent derivatives are counted towards the 80% policy, please advise how they will be valued.

The Trust responds supplementally that covered call options will not be counted towards satisfying the 80% policy”

17.
The first sentence of the seventh paragraph under “Principal Investment Strategies” on page 9 of the Prospectus states “In addition, the Fund may invest in preferred equity, convertible securities, rights, warrants and depositary receipts of companies that are organized as corporations and energy infrastructure real estate investment trusts (“REITs”).”  Please add appropriate risk disclosure require by Item 4 of Form N-1A if investments in the noted securities form part of the principal investment strategies for the Energy Independence Fund.

The Trust responds by deleting the noted disclosure as the Energy Independence Fund does not intend to invest in any of preferred equity, convertible securities, rights, warrants and depositary receipts of companies that are organized as corporations and energy infrastructure real estate investment trusts as a principal investment strategy.

18.	Please disclose if the Energy Independence Fund’s investments in debt securities have any duration or maturity parameters, and if so, please disclose those parameters.

The Trust responds supplementally that the Energy Independence Fund will not have any duration or maturity restrictions. The Trust will include the following additional disclosure: “The Fund will not have any duration or weighted average maturity restrictions.”

19.
The second paragraph on page 10 of the Prospectus states “The Adviser seeks to invest in securities that offer superior total returns over the long-term.” Please disclose against what measure the Adviser seeks to achieve superior long-term total returns.

The Trust responds by revising the noted disclosure as follows: “The Adviser seeks to invest the Fund in securities that offer attractive ~~superior~~ total returns over the long-term.”

20.
Page 10 of the prospectus includes disclosure relating to the Energy Independence Fund’s “Borrowing Policy.” If the Energy Independence Fund intends to borrow for investment purposes as a principal investment strategy, please add a “leverage risk” to the Prospectus. If borrowing for investment purposes will not be a principal investment strategy, please delete or relocate the disclosure under “Borrowing Policy.”

The Trust responds by deleting the “Borrowing Policy” disclosure on page 10 of the prospectus..

21.
The “Principal Investment Risks” disclosure for the Energy Independence Fund includes a “Non-Diversified Fund Risk.” Please add disclosure to the Energy Independence Fund’s principal investment strategy disclosing that the Fund is non-diversified.

The Trust responds by revising the second paragraph under “Principal Investment Strategies” on page 9 of the Prospectus as follows: “The Fund seeks to invest in a portfolio of equity securities of companies that provide access to North American oil and gas production growth, which supports energy independence. The Fund intends to focus primarily on North American energy companies that engage in the exploration and production of crude oil, condensate, natural gas and NGLs, and that generally have a strong presence in North American oil or gas reservoirs, including shale. The Fund is non-diversified.“.

22.	As required by Item 5(b) of Form N-1A, please provide a title for each member of the Investment Committee.

The Trust responds by revising the second paragraph under “Investment Adviser and Investment Committee” as follows: “The Investment Committee members include H. Kevin Birzer, Zachary A. Hamel, Kenneth P. Malvey, Terry C. Matlack, Brian A. Kessens, James R. Mick, Matthew G.P. Sallee, and Robert J. Thummel, Jr.   Mr. Birzer is the Chief Executive Officer and a Managing Director of the Adviser, and each of Messrs. Hamel, Malvey, Matlack, Kessens, Mick, Sallee and Thummel is a Managing Director of the Adviser. Messrs. Birzer, Hamel, Malvey, and Matlack have each been members of the Investment Committee since 2002, and have managed the Fund since its inception in April, 2013. Messrs. Kessens, Mick, Sallee, and Thummel have each been members of the Investment Committee since June 30, 2015, and have been involved with managing the Fund since July 2013.

23.
The introductory paragraph to the expense example for the Energy Independence Fund includes the following language: “The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation and any recoupment for one year).” It is unclear how any anticipated recoupment is reflected in the Fees and Expenses Table for each Fund. Please advise or revise the disclosure or clarify how any recoupment is shown in the Fees and Expenses Table.

The Trust does not anticipate that the Energy Independence Fund will recoup any reimbursed expenses during the period for which the Prospectus is effective. Accordingly, the disclosure is modified as follows:

“The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation ~~and any recoupment~~ for one year).”

Select Opportunity Fund

24.
The recoupment provision for the expense limitation agreement applies for three years following the fiscal year in which expenses were reimbursed.  To the extent that the Fund permits recoupment of reimbursed expenses beyond three years from the date of reimbursement, please confirm that the Select Opportunity Fund has conducted a FASB 5 analysis and concluded that recoupment is not probable and confirm that the Fund has provided Ernst & Young LLP with the FASB 5 analysis.

The Trust responds that starting with the fiscal year for the Select Opportunity Fund that begins on December 1, 2017, the Adviser will only be permitted to recoup for a period of three years from the date on which expenses were reimbursed.  At that time, the footnote relating to the expense limitation agreement will revised as follows:

“Tortoise Capital Advisors, L.L.C. (the “Adviser”) has contractually agreed to reimburse the Fund for its operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, brokerage commissions, leverage/borrowing interest, interest expense, taxes and extraordinary expenses) do not exceed 1.10% of the average daily net assets of the Fund. Expenses reimbursed by the Adviser may be recouped by the Adviser for a period of ~~three fiscal years~~ thirty-six months following the date on which such reimbursement was made if such recoupment can be achieved without exceeding the expense limit in effect at the time the expense reimbursement occurred and at the time of the recoupment. The Operating Expenses Limitation Agreement will be in effect and cannot be terminated through at least March 31, 2018.”

25.
The introductory paragraph to the expense example for the Select Opportunity Fund includes the following language: “The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation and any recoupment for one year).” It is unclear how any anticipated recoupment is reflected in the Fees and Expenses Table for each Fund. Please advise or revise the disclosure or clarify how any recoupment is shown in the Fees and Expenses Table.

The Trust does not anticipate any of that the Select Opportunity Fund will recoup any reimbursed expenses during the period for which the Prospectus is effective. Accordingly, the disclosure is modified as follows:

“The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation ~~and any recoupment~~ for one year).”

26.
The second sentence of the last paragraph on page 16 of the Prospectus states “The Adviser does not anticipate that the Fund will significantly invest in MLPs in all circumstances and market conditions, and the Fund often may not be invested in MLPs at all.” Please advise whether investments in MLPs are in fact a principal investment strategy for the Select Opportunity Fund, and if not, revise the disclosure.

The Trust responds that investments in MLPs are a principal investment strategy for the Select Opportunity Fund.

27.
The fourth paragraph on page 17 of the Prospectus states “The Adviser seeks to invest in securities that offer superior total returns over the long-term.” Please disclose against what measure the Adviser seeks to achieve superior long-term total returns.

The Trust responds by revising the noted disclosure as follows: “The Adviser seeks to invest the Fund in securities that offer attractive ~~superior~~ total returns over the long-term.

28.
The “Principal Investment Risks” disclosure for the Select Opportunity Fund includes a “Non-Diversified Fund Risk.” Please add disclosure to the Energy Independence Fund’s principal investment strategy disclosing that the Fund is non-diversified.

The Trust responds by revising the third paragraph under “Principal Investment Strategies” on page 16 of the Prospectus as follows: The Fund seeks to achieve its investment objective by investing typically in common stocks issued by 15 to 40 companies of any capitalization that are publicly traded on an exchange or in the over-the-counter market. The Fund is non-diversified.

29.
The last two sentences of the first paragraph on page 17 of the Prospectus state “The Fund may in certain market conditions seek to hedge investments or realize additional return through the use of short sales. Short sales are transactions in which the Fund sells a security it does not own, in anticipation of a decline in the market value of the security.” Please confirm that expenses incurred in connection with short sales will be reflected in the fees and expenses table.

The Trust confirms that any expenses incurred in connection with short sales will be reflected in the fees and expenses table.

30.
Page 18 of the Prospectus includes “MLP Affiliate Risk” as a principal risk factor for the Select Opportunity Fund.  The Fund’s principal investment strategy does not discuss investments in MLP I-shares. If investments in MLP affiliates are a principal investment strategy for the Select Opportunity Fund, please add appropriate disclosure to the principal investment strategies.

The Trust responds by confirming that investments in MLP affiliates are a principal investment strategy for the Select Opportunity Fund. Accordingly, the Trust will add the following disclosure to the last paragraph on page 16 of the prospectus: “The Fund may invest in equity securities issued by MLP affiliates, such as MLP I-Shares and common shares of corporations that own, directly or indirectly.  I-Shares represent an indirect ownership interest in MLP common units issued by an MLP affiliate, which is typically a publicly traded LLC.  Pursuant to tax regulations, the Fund may invest no more than 25% of its total assets in the securities of MLPs and other entities treated as qualified publicly traded partnerships.  Issuers of MLP I-Shares are corporations and not partnerships for tax purposes.  As a result, MLP I-Shares are not subject to this limitation.”

31.
The Select Opportunity Fund includes “RIC Compliance Risk” as a principal risk factor on page 19 of the Prospectus. Please consider revising that risk factor to more specifically disclose the consequences of failing to qualify for RIC status.

The Trust responds by revising the risk disclosure as follows:

RIC Compliance Risk.  The Fund intends to elect to be treated, and to qualify each year, as a regulated investment company (“RIC”) under the Internal Revenue Code. To maintain the Fund’s qualification for federal income tax purposes as a RIC, which allows the Fund to avoid paying taxes at regular corporate rates on its income, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements. If for any taxable year the Fund fails to qualify for the special federal income tax treatment afforded to RICs, all of the Fund’s taxable income will be subject to federal income tax at regular corporate rates (without any deduction for distributions to its shareholders).  The resulting increase to the Fund’s expenses will reduce its performance and its income available for distribution to shareholders.  Compliance with the asset diversification test applicable to RICs presents challenges and will require careful, ongoing monitoring. If market valuations cause asset diversification to exceed RIC limitations, incremental investment opportunities will be limited until the Fund is in compliance.  The Fund’s relatively small number of holdings, coupled with its potential investments in MLPs, may present unusual challenges in qualifying each year as a RIC.

32.	Please add a footnote the average annual total returns table for the Select Opportunity Fund to provide additional information about the S&P Energy Select Sector Index.

The Trust responds by adding the following footnote to the average annual total returns table:
“The S&P Energy Select Sector Index is a modified market capitalization-based index of S&P 500 companies in the energy sector that develop and produce crude oil and natural gas and provide drilling and other energy related services.  Returns include reinvested dividends.  You cannot invest directly in an index.”

33.	As required by Item 5(b) of Form N-1A, please provide a title for each member of the Investment Committee.

The Trust responds by revising the second paragraph under “Investment Adviser and Investment Committee” as follows: “The Investment Committee members include H. Kevin Birzer, Zachary A. Hamel, Kenneth P. Malvey, Terry C. Matlack, Brian A. Kessens, James R. Mick, Matthew G.P. Sallee, and Robert J. Thummel, Jr.   Mr. Birzer is the Chief Executive Officer and a Managing Director of the Adviser, and each of Messrs. Hamel, Malvey, Matlack, Kessens, Mick, Sallee and Thummel is a Managing Director of the Adviser. Messrs. Birzer, Hamel, Malvey, and Matlack have each been members of the Investment Committee since 2002, and have managed the Fund since its inception in September 2013. Messrs. Kessens, Mick, Sallee, and Thummel have each been members of the Investment Committee since June 30, 2015, and have been involved with managing the Fund since September 2013.

Principal Risks of Investing in the Funds

34.
The “Leverage Risk” on page 32 of the Prospectus states that the Select Opportunity Fund may use leverage.  Please advise whether leverage risk is applicable to the MLP & Pipeline Fund or Energy Independence Fund and revise if necessary.

The Trust responds supplementally that “Leverage Risk” is not a principal risk for the MLP & Pipeline Fund or Energy Independence Fund.

Class Descriptions – C Class

35.	The description of the Rule 12b-1 Plan on page 52 of the Prospectus includes repetitive disclosure regarding the Rule 12b-1 fees being paid on an ongoing basis. Please consider revising.

The Trust responds by revising the disclosure as follows:

Rule 12b-1 Distribution Fees and Shareholder Service Plan Fees.  The Trust has adopted a Rule 12b-1 plan under which the Funds are authorized to pay to the Distributor or such other entities as approved by the Board of Trustees, as compensation for the distribution-related and/or shareholder services provided by such entities, an aggregate fee of up to 1.00% of the average daily net assets of the C Class. The Distributor may pay any or all amounts received under the Rule 12b-1 Plan to other persons, including the Adviser’s affiliated broker dealer, for any distribution service or activity designed to retain Fund shareholders.  The party financing the first year advancement receives the Rule 12b-1 distribution fees from the Distributor for 12 months after a shareholder’s investment in a Fund as reimbursement for the amount that has been financed.  After the first 12 months, broker-dealers will receive ongoing 12b-1 fees associated with their clients’ investments. Because these fees are paid out of the Fund's assets at the time of purchase and on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

~~Because the distribution and shareholder service fee is paid on an ongoing basis, your investment cost over time may be higher than paying other types of sales loads.~~

Class Descriptions – T Class

36.
Page 53 of the Prospectus, under “Share Class Eligibility” includes the following disclosure: “Certain financial intermediaries through whom you may invest in T Class Shares may impose their own investment fees, policies and procedures for purchasing and selling Fund shares, which are not described in this Prospectus or the SAI, and which will depend on the policies, procedures and trading platforms of the financial intermediary.” Form N-1A requires disclosure of all sales loads that may be applied to purchases of Fund shares. Please describe the fees that may be imposed by financial intermediaries.

The Trust responds supplementally that the Prospectus discloses all of the sales loads that may be applied to purchases of Fund shares and by revising the noted sentence as follows: “Certain financial intermediaries through whom you may invest in T Class Shares may ~~impose~~  have their own ~~investment fees,~~ policies and procedures for purchasing and selling Fund shares, which are not described in this Prospectus or the SAI, and which will depend on the policies, procedures and trading platforms of the financial intermediary.”

Tax Consequences

37.
The second paragraph on page 56 of the Prospectus includes disclosure that “A Fund will report distributions from its investments, including MLPs, made to shareholders annually on Form 1099.”  Please disclose that a shareholder may receive a corrected form 1099 due to investments in MLPs.

The Trust responds by revising the disclosure as follows:

“A Fund will report distributions from its investments, including MLPs, made to shareholders annually on Form 1099. If additional information becomes available regarding the characterization of your distribution after 1099s have been printed and mailed, it may be necessary to provide you with a corrected 1099.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.